FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 000-32953

Copamex, S.A. de C.V.
(Translation of Registrant’s name into English)

Montes Apalaches 101
Residencial San Augustín, C.P. 66260
San Pedro Garza García, N.L. México
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets as of June 30, 2003 and 2002

(Thousands of constant Mexican pesos as of June 30, 2003)

	June ’03	June ’02		June ’03	June ’02

Assets:			Liabilities:

Current assets

Cash and cash equivalents	39,843	36,891	Short-term debt	843,343	1,074,512

Accounts receivable	1,167,910	1,540,404	Current portion of long-term debt	2,054,544	433,738

Inventories	1,129,552	1,086,093	Suppliers	1,381,474	1,043,078

Other accounts receivable	952,167	634,652	Income tax and employee profit sharing	26,869	42,340

			Other accounts payable	834,200	563,795

Total current assets	3,289,472	3,298,040	Total current liabilities	5,140,430	3,157,463

			Long-term debt	1,966,917	3,881,903

Investment in shares	0	92,447	Labor obligations	106,127	98,476

Property, plant and equipment, net	8,849,280	9,033,655	Total long-term liabilities	2,073,044	3,980,379

Other assets	646,788	654,953	Deferred income taxes	1,588,415	1,936,280

Goodwill	69,349	119,819	Total liabilities	8,801,889	9,074,122

			Stockholders’ Equity:

			Minority interest	189,800	287,475

			Capital stock	5,163,975	5,164,371

			Additional paid-in capital	6,782	6,788

			Retained earnings	1,239,144	1,602,556

			Net income (loss)	61,386	(214,328)

			Insufficiency from restatement of stockholders’ equity	(715,142)	(672,317)

			Cumulative effect of deferred income taxes	(1,892,945)	(2,049,753)

			Total majority stockholders' equity	3,863,200	3,837,317

			Total stockholders’ equity	4,053,000	4,124,792

Total assets	12,854,889	13,198,914	Total liabilities and stockholders’ equity	12,854,889	13,198,914

Copamex, S.A. de C.V. and Subsidiaries
 Consolidated Statements of Income
for the periods ended June 30, 2003 and 2002
( Thousands of constant Mexican pesos as of June 30, 2003)

	Jan - June ’03		Jan - June ’02		CHANGE
					Ps. $	%
Net sales	3,980,642	100.0%	3,874,175	100.0%	106,467	2.7%
Cost of goods sold	(2,696,143)	-67.7%	(2,502,391)	-64.6%	(193,752)	-7.7%
Gross profit	1,284,499	32.3%	1,371,784	35.4%	(87,285)	-6.4%

Selling, general and administrative expenses	(933,273)	-23.4%	(960,594)	-24.8%	27,321	2.8%
Operating profit	351,226	8.82%	411,190	10.6%	(59,964)	-14.6%

Comprehensive cost of financing:
Interest income	13,051	0.3%	29,116	0.8%	(16,065)	55.2%
Interest expense	(276,314)	-6.9%	(275,136)	-7.1%	(1,178)	-0.4%
Exchange gain (loss), net	(24,523)	-0.6%	(442,519)	-11.4%	417,996	94.5%
Result from monetary position	41,856	1.1%	72,153	1.9%	(30,297)	-42.0%
Total comprehensive cost of financing	(245,930)	-6.2%	(616,386)	-15.9%	370,456	-60.1%

Income (loss) after comprehensive cost of financing	105,296	2.6%	(205,196)	-5.3%	310,492	-151.3%

Other expenses, net	(119,197)	-3.0%	(83,777)	-2.2%	(35,420)	42.3%

Loss before taxes and employee profit sharing	(13,901)	-0.3%	(288,973)	-7.5%	275,072	-95.2%

Income tax	(14,008)	-0.4%	(38,230)	-1.0%	24,222	63.4%
Deferred income tax	102,601	2.6%	151,889	3.9%	(49,288)	32.5%
Employee profit sharing	(5,774)	-0.1%	(5,470)	-0.1%	(304)	-5.6%

Income (loss) before minority interest	68,918	1.7%	(180,784)	-4.7%	249,702	-138.1%

Minority interest	(7,532)	-0.2%	(33,544)	-0.9%	26,012	77.5%

Net income (loss)	61,386	1.5%	(214,328)	-5.5%	275,714	-128.6%

Copamex, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
for the periods ended June 30, 2003 and 2002
(Thousands of constant Mexican pesos as of June 30, 2003)

	Jun ‘03	Jun ’02

Net income ( loss )	68,918	(180,784)

Items not requiring the use of resources :

Depreciation and amortization	237,416	214,106
Provision for labor obligations	6,753	8,225
Deferred taxes	(102,601)	(151,889)
Others	21,354	0
Total	231,840	(110,342)

Changes in working capital :
Accounts receivable	312,625	20,856
Inventories	(38,450)	(93,602)
Suppliers	202,250	34,982
Other accounts payable and accountable	(224,086)	(67,797)

Resources provided ( used ) by operating activities	484,178	(215,903)

Financing activities:
Bank loans	(507,761)	248,086
Others	(30,192)	884
Resources (used) provided by financing activities	(537,953)	248,970

Investing activities:
Property, plant and equipment, net	(58,188)	(205,447)
Other investments	62,419	(23,772)
Resources provided ( used ) in investing activities	4,231	(229,219)

Decrease in cash and cash equivalents	(49,544)	(196,152)
Cash and cash equivalents at the beginning of period	89,386	233,043
Cash and cash equivalents at the end of the period	39,843	36,891

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copamex, S.A. de C.V.
(Registrant)

By: /s/ Carlos Luis Díaz Sáenz
Carlos Luis Díaz Sáenz
General Counsel

Date: October 2, 2003